Filed by KBR, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Halliburton Company
Commission File No. of Subject Company: 001-03492

On February 26, 2007, KBR, Inc. sent the following email to its employees.

TO:	All KBR employees

FROM:	Bill Utt, president and chief executive officer

SUBJECT:	Halliburton Announces Plans To Complete Separation from KBR by Means Of A Split-off Exchange Offer

The Halliburton board of directors today approved a plan under which Halliburton will dispose of its remaining interest in KBR, Inc. through a split-off exchange offer to Halliburton’s stockholders. Under the anticipated terms, Halliburton will offer the 135,627,000 shares of KBR common stock that it owns to Halliburton’s stockholders in exchange for shares of Halliburton common stock at an exchange ratio to be determined by a specified formula. If the exchange offer is completed but not fully subscribed, Halliburton will distribute to its stockholders by means of a special dividend, on a pro rata basis, any remaining shares of KBR common stock.
The exchange offer and any subsequent spin-off distribution is expected to be tax-free to Halliburton stockholders for U.S. federal income tax purposes (except with respect to any cash received in lieu of a fractional share).
The exchange offer and any subsequent spin-off will be the final step in the separation of KBR from Halliburton and will result in two independent companies.
Important Information Regarding the Exchange Offer
Halliburton has not commenced the anticipated exchange offer. In connection with the exchange offer, KBR will file with the SEC a registration statement on Form S-4 that will include a prospectus describing the terms of the offering. Any sale of KBR stock pursuant to the exchange offer will be registered under the Securities Act of 1933, and such shares of common stock will only be offered and sold by means of the prospectus. The prospectus will contain important information about the exchange offer and related matters. Investors and security holders are urged to read the prospectus, and other related documents filed with the SEC, when they become available and before making any investment decision. You will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Halliburton and KBR (when available) at the SEC’s website at www.sec.gov. You will also be able to obtain a free copy of these documents (when available) by sending a request to Halliburton Company — Investor Relations, 5 Houston Center, 1401 McKinney, Suite 2400, Houston, TX 77010, Phone: 713.759.2688, E-mail: investors@halliburton.com; or by sending a request to KBR, Inc. — Investor Relations, 601 Jefferson Street, Suite 3400, Houston, TX 77002, Phone: 713.753.5082, E-mail: investors@kbr.com, as applicable.
Forward-Looking Statements
Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Halliburton and KBR with the Securities and Exchange Commission, such as annual and quarterly reports and, when available, the prospectus for the exchange offer. Neither Halliburton nor KBR assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.